The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

January 10, 2025

Mr. Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Mr. Ellington,

The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on December 10, 2024, regarding the Staff’s recent Sarbanes-Oxley review of (i) the Company’s annual certified shareholder reports for the fiscal year ended August 31, 2024, filed on Form N-CSR on November 12, 2024 for the operating series of the Company (each, a “Fund” and collectively, the “Funds”), and (ii) the annual report for registered investment companies filed on Form N-CEN on November 14, 2024.

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Company’s responses. The Company’s responses will be applied to all of its Funds, as applicable.

FORM N-CSR

General

1. Staff Comment: If a Fund contractually permits an investment adviser to seek recoupment of waived advisory fees and/or expenses paid by the investment adviser, please add disclosure that such recoupment is limited to the lesser of (a) the expense limitation in effect at the time such advisory fees were waived or expenses were paid, or (b) the expense limitation in effect at the time of the reimbursement.

Response: The Company will make the requested change in future shareholder reports.

SGI Peak Growth Fund, SGI Prudent Growth Fund, SGI U.S. Large Cap Core ETF, SGI Dynamic Tactical ETF, SGI Enhanced Core ETF, and SGI Enhanced Nasdaq-100 ETF

2. Staff Comment: Please provide in the Notes to the Financial Statements a general description of each Fund’s “fund-of-funds” structure consistent with FASB ASC 946-235-50-5.

Response: The Company will make the requested change in future shareholder reports.

3. Staff Comment: In the “Transactions with Affiliates” section of the Notes to the Financial Statements, please disclose the balance at the beginning of the period consistent with Regulation S-X Article 12-14 footnote 1(b)(2).

Response: The Company will make the requested change in future shareholder reports.

4. Staff Comment: In the “Share Transactions” section of the Notes to the Financial Statements, please add disclosure relating to the transaction fees currently imposed for each purchase or redemption of a Creation Unit.

Response: The Company will make the requested change in future shareholder reports, adding language substantially as follows:

“A fixed transaction fee is imposed for the transfer and other transaction costs associated with the purchase or sale of Creation Units. The standard fixed transaction fee for each Fund is $300, payable to the custodian. In addition, a variable fee may be charged on all cash transactions or substitutes for Creation Units of up to a maximum of 2% as a percentage of the value of the Creation Units subject to the transaction. Variable fees are imposed to compensate each Fund for the transaction costs associated with the cash transactions. Variable fees received by each Fund, if any, are displayed in the capital shares transactions section of the Statements of Changes in Net Assets.”

SGI Peak Growth Fund, SGI Prudent Growth Fund, SGI U.S. Large Cap Core ETF, SGI Dynamic Tactical ETF, SGI Enhanced Core ETF, SGI Enhanced Nasdaq-100 ETF, Motley Fool, Motley Fool Global Opportunities ETF, Motley Fool Mid-Cap Growth ETF, Motley Fool 100 Index ETF, Motley Fool Small-Cap Growth ETF, Motley Fool Capital Efficiency 100 Index, and Motley Fool Next Index ETF

5. Staff Comment: Please include a website with information regarding how often shares of a Fund trade on an exchange at price above (i.e., at a premium) or below (i.e., at a discount) the NAV of the Fund.

Response: The Company will make the requested change in future shareholder reports.

FORM N-CEN

6. Staff Comment: The Staff notes that the Company’s Form N-CEN filed on November 14, 2024, includes an internal control report by Cohen & Company, Ltd. for the incorrect registrant – the as-filed internal control report was applicable for The RBB Fund Trust.  Please file an amended Form N-CEN that includes the correct internal control report by Cohen & Company, Ltd. for the Company.

Response: The Company filed an amended Form N-CEN with the correct internal control report on January 8, 2025.

7. Staff Comment: The Staff notes that the response to Item C.6.b for the Matson Money U.S. Equity VI Portfolio states that the Fund lent its securities during the reporting period, but the response to Item C.6.f states that the monthly average of the value of portfolio securities on loan during the reporting period was 0.00. Please amend Item C.6 for the Matson Money U.S. Equity VI Portfolio so that the responses are internally consistent.

Response: The Company filed an amended Form N-CEN with the corrected Item C.6 on January 8, 2025.

* * * * * *

If you have any additional questions or require further information, please contact Edward Paz of U.S Bancorp Fund Services, LLC at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Chief Financial Officer, Chief Operating Officer & Secretary

cc:	Steven Plump, The RBB Fund Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP